Pricing Sheet No. U766
To the Underlying Supplement dated November 19, 2012,
Product Supplement No. U-I dated March 23, 2012,
Prospectus Supplement dated March 23, 2012 and
Prospectus dated March 23, 2012
BAH 1720
Filed Pursuant to Rule 433 Registration Statement No. 333-180300-03 January 2, 2013

Financial Products
$500,000
High/Low Coupon Callable Yield Notes due August 7, 2014 Linked to the Performance of the S&P 500® Index and the Russell 2000® Index

Issuer:	Credit Suisse AG ("Credit Suisse"), acting through its Nassau Branch
Underlyings:	Each Underlying is identified in the table below, together with its Bloomberg ticker symbol, Initial Level and Knock-In Level:
Underlying	Ticker	Initial Level	Knock-In Level
S&P 500® Index (“SPX”)	SPX	1462.42	965.1972
Russell 2000® Index (“RTY”)	RTY	873.42	576.4572
Trade Date:	January 2, 2013
Issue Date:	January 7, 2013
Applicable Rate:
•       If a Knock-In Event does not occur, the Applicable Rate will be 5.00% per annum.
•       If a Knock-In Event occurs during any Observation Period, the Applicable Rate for the corresponding interest period and each subsequent interest period will be 1.0% per annum.

Interest Payment Dates:
Unless redeemed earlier, interest will be paid monthly in arrears at the Applicable Rate per annum on February 7, 2013, March 7, 2013, April 8, 2013, May 7, 2013, June 7, 2013, July 8, 2013, August 7, 2013, September 9, 2013, October 7, 2013, November 7, 2013, December 9, 2013, January 7, 2014, February 7, 2014, March 7, 2014, April 7, 2014, May 7, 2014, June 9, 2014, July 7, 2014 and the Maturity Date, subject to the modified following business day convention. No interest will accrue or be payable following an Early Redemption.

Redemption Amount:
The Redemption Amount you will be entitled to receive will depend on the individual performance of each Underlying and whether a Knock-In Event occurs.  If the securities are not subject to Early Redemption, the Redemption Amount will be determined as follows:
•       If a Knock-In Event occurs, the Redemption Amount will equal the principal amount of the securities you hold multiplied by the sum of one plus the Underlying Return of the Lowest Performing Underlying. In this case, the maximum Redemption Amount will equal the principal amount of the securities. Therefore, unless the Final Level of each of the Underlyings is equal to or greater than its Initial Level, the Redemption Amount will be less than the principal amount of the securities and you could lose your entire investment.
•       If a Knock-In Event does not occur, the Redemption Amount will equal the principal amount of the securities you hold.
Any payment on the securities is subject to our ability to pay our obligations as they become due.

Early Redemption:
Prior to the Maturity Date, the Issuer may redeem the securities in whole, but not in part, on any Interest Payment Date scheduled to occur on or after February 7, 2013, upon notice on or before the relevant Early Redemption Notice Date, at 100% of the principal amount of the securities, together with the interest payable on that Interest Payment Date.

Early Redemption Notice Dates:
Notice of Early Redemption will be provided prior to the relevant Interest Payment Date on or before February 4, 2013, March 4, 2013, April 3, 2013, May 2, 2013, June 4, 2013, July 2, 2013, August 2, 2013, September 4, 2013, October 2, 2013, November 4, 2013, December 4, 2013, January 2, 2014, February 4, 2014, March 4, 2014, April 2, 2014, May 2, 2014, June 4, 2014 and July 1, 2014, as applicable.

Knock-In Event:	A Knock-In Event will occur, if on any trading day during any Observation Period, the closing level of either Underlying is equal to or less than its Knock-In Level.
Knock-In Level:	For each Underlying, as set forth in the table above.
Lowest Performing Underlying:	The Underlying with the lowest Underlying Return.
Underlying Return:	For each Underlying, the Underlying Return will be calculated as follows:
Final Level – Initial Level	; ,subject to a maximum of zero
Initial Level
Initial Level:	For each Underlying, as set forth in the table above.
Final Level:	For each Underlying, the closing level of such Underlying on the Valuation Date.
Observation Periods:
There are 19 monthly Observation Periods. The first Observation Period will be from but excluding the Trade Date to and including the first Observation Date.  Each subsequent Observation Period will be from but excluding an Observation Date to and including the next following Observation Date.

Observation Dates†:
February 4, 2013, March 4, 2013, April 3, 2013, May 2, 2013, June 4, 2013, July 2, 2013, August 2, 2013, September 4, 2013, October 2, 2013, November 4, 2013, December 4, 2013, January 2, 2014, February 4, 2014, March 4, 2014, April 2, 2014, May 2, 2014, June 4, 2014, July 1, 2014 and the Valuation Date.

Valuation Date†:	August 4, 2014
Maturity Date†:	August 7, 2014
Listing:	The securities will not be listed on any securities exchange.
CUSIP and ISIN:	22546TS36 and US22546TS362
Offering Price:	$1,000 per security (100%).
Calculation Agent:	Credit Suisse International
Form and Denomination:	Registered medium-term notes in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
Underwriting Discounts and Commissions:	2.25% or $22.50 per $1,000 security
Referral fees:	0.75% or $7.50 per $1,000 security.
†The determination of the closing level for each Underlying on each Observation Date, other than the Valuation Date, is subject to postponement if such date is not a trading day for such Underlying or as a result of a market disruption event in respect of such Underlying, as described in herein under “Market Disruption Events.” The Valuation Date is subject to postponement in respect of each Underlying if such date is not an underlying business day for such Underlying or as a result of a market disruption event in respect of such Underlying, as described in the accompanying product supplement under “Description of the Securities—Market disruption events”. The Interest Payment Dates including the Maturity Date are subject to postponement, each as described herein, if such date is not a business day or if the determination of the closing level for any Underlying on the corresponding Observation Date or the Valuation Date, as applicable, is postponed because such date is not a trading day or an underlying business day for any Underlying, as applicable, or as a result of a market disruption event in respect of any Underlying.

Investing in the securities involves a number of risks. See “Risk Factors” beginning on page PS-3 of the accompanying product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this preliminary pricing sheet or the accompanying underlying supplement, the product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

Market Disruption Events

If the calculation agent determines that on any Observation Date, other than the Valuation Date, a market disruption event (as defined in the accompanying product supplement under “Description of the Securities—Market disruption events – For an equity-based reference index”) exists in respect of any Underlying or if such day is not a trading day (as defined in the accompanying product supplement under “Description of the Securities—Certain definitions”) for any Underlying, then the determination of the closing level for such Underlying on such Observation Date will be postponed to the first succeeding trading day for such Underlying on which the calculation agent determines that no market disruption event exists in respect of such Underlying, unless the calculation agent determines that a market disruption event exists in respect of such Underlying on each of the five trading days for such Underlying immediately following such Observation Date. In that case, the closing level for such Underlying on such Observation Date will be determined as of the fifth succeeding trading day for such Underlying following such Observation Date (such fifth trading day, the “calculation date”), notwithstanding the market disruption event in respect of such Underlying, and the calculation agent will determine the closing level for such Underlying on that calculation date in accordance with the formula for and method of calculating such Underlying last in effect prior to the commencement of the market disruption event in respect of such Underlying using exchange traded prices on the relevant exchanges (as determined by the calculation agent in its sole discretion) or, if trading in any component comprising such Underlying has been materially suspended or materially limited, its good faith estimate of the prices that would have prevailed on such exchanges (as determined by the calculation agent in its sole discretion) but for the suspension or limitation, as of the valuation time on that calculation date, of each component comprising the Underlying (subject to the provisions described under “Description of the Securities—Changes to the calculation of a reference index” in the accompanying product supplement).

The determination of the closing level for any Underlying not affected by a market disruption event on an Observation Date (other than the Valuation Date) or by an Observation Date (other than the Valuation Date) not being a trading day for such Underlying will occur on such Observation Date. The Valuation Date for any Underlying not affected by a market disruption event will be the scheduled Valuation Date for such Underlying.

If the determination of the closing level for any Underlying on an Observation Date other than the Valuation Date is postponed as a result of a market disruption event as described above to a date on or after the corresponding Interest Payment Date, then such corresponding Interest Payment Date will be postponed to the business day following the latest date to which such determination is so postponed for any Underlying.

If the Valuation Date for any Underlying is postponed as a result of a market disruption event as described in the accompanying product supplement or because the scheduled Valuation Date is not an underlying business day for any Underlying, then the Maturity Date will be postponed to the fifth business day following the latest Valuation Date for any Underlying.

Credit Suisse has filed a registration statement (including underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read this communication together with the Underlying

Supplement dated November 19, 2012, Product Supplement No. U-I dated March 23, 2012, Prospectus Supplement dated March 23,2012 and Prospectus dated March 23, 20012, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You should, in particular, review the “Risk Factors” section of the product supplement, which sets forth a number of risks related to the securities. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse will arrange to send you the underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll free 1-800-221-1037.